EXHIBIT 99

PRESS RELEASE

Magna Announces Senior Notes Offering

AURORA, Ontario, March 05, 2024 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that it has entered into an underwriting agreement in respect of the offering of U.S.$400 million aggregate principal amount of senior unsecured notes due 2029 (the “notes”). The notes will bear interest at an annual rate of 5.050% and will mature on March 14, 2029.

Magna intends to use the net proceeds from the offering of notes for general corporate purposes, which may include the repayment of its existing indebtedness.

The offering of notes is expected to close on March 14, 2024, subject to customary closing conditions. The notes will be offered pursuant to an effective shelf registration statement previously filed with the Securities and Exchange Commission (the “SEC”) and a short form base shelf prospectus and prospectus supplement filed with the Ontario Securities Commission.

BNP Paribas, BofA Securities and Citigroup are acting as joint book-running managers for the offering of notes.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The notes are not being qualified for distribution in Canada but notes will be offered in Canada on a private placement basis to certain accredited investors as defined under Canadian securities laws.

The offering of notes may be made only by means of a prospectus supplement and accompanying prospectus. Copies of the prospectus supplement and the accompanying prospectus can be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov or from:

BNP Paribas Securities Corp. Attention: Syndicate Desk 787 Seventh Avenue, 3rd Floor New York, NY 10019 Toll-Free: +1 (800) 854-5674	BofA Securities, Inc. NC1-022-02-25 201 North Tryon Street Charlotte, NC 28255-0001 Attn: Prospectus Department dg.prospectus_requests@bofa.com	Citigroup Global Markets Inc. c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 Toll Free: +1 (800) 831-9146 prospectus@citi.com

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

OUR BUSINESS1
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, entrepreneurial-minded team of over 179,0002 employees across 342 manufacturing operations and 104 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Forward-looking statements in this press release include, but are not limited to, the expected closing date of the offering of notes, the intended use of the net proceeds from the offering of notes and are subject to, and expressly qualified by, the cautionary disclaimers that are set out in Magna's regulatory filings. Please refer to the prospectus supplement relating to the offering of notes, as well as Magna's most current Management's Discussion and Analysis of Results of Operations and Financial Position, Revised Annual Information Form and Annual Report on Form 40-F, as replaced or updated by any of Magna's subsequent regulatory filings, which set out the cautionary disclaimers, including the risk factors that could cause actual events to differ materially from those indicated by such forward-looking statements.

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1 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

2 Number of employees includes approximately 166,000 employees at our wholly owned or controlled entities and over 13,000 employees at certain operations accounted for under the equity method.